UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number:  001-36277

North Atlantic Drilling Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release, dated August 22, 2014, of North Atlantic Drilling Ltd. (the "Company") announcing an agreement whereby the Company will purchase a significant portion of Rosneft's land drilling fleet in Russia.

Attached hereto as Exhibit 2 is a copy of the press release, dated August 27, 2014, of the Company announcing the Company's financial results for the second quarter and six months ended June 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH ATLANTIC DRILLING LTD. (registrant)

Dated: September 15, 2014	By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Secretary

EXHIBIT 1

NADL - North Atlantic Drilling announces acquisition of land drilling rigs in Russia

Hamilton, Bermuda, August 22, 2014 - North Atlantic Drilling Ltd. ("NADL" or the "Company") is pleased to announce that an agreement has been signed whereby NADL will purchase a significant portion of Rosneft's land drilling fleet in Russia. Approximately 150 rigs will be acquired along with an award of new 5 year contracts with Rosneft for these units.

Following the preliminary Investment and Cooperation announcement in May and the completion of the binding offshore contracts in July, NADL today has agreed to acquire a significant portion of Rosneft's land drilling fleet. Rosneft will receive as consideration an approximate 30% stake in NADL by receiving primary shares at the price agreed upon in May of US$9.25 per share, with the balance being paid to NADL in cash. Following the transaction Seadrill Limited will continue to own more than 50% of NADL.

The transaction is expected to close during the fourth quarter of this year. According to the agreement, any break rights expire after 77 days. Upon closing Rosneft will be entitled to appoint two of seven Board seats on NADL's Board of Directors.

This binding agreement is consistent with the provisions of the Investment and Cooperation Agreement between Seadrill, NADL and Rosneft announced on May 24, 2014.

Alf Ragnar Lovdal, Chief Executive Officer of NADL says in a comment, "We are very pleased with the execution of this important transaction and welcome Rosneft as an equity partner and to our Board of Directors."

NADL is an offshore harsh environment drilling company with focus on the North Atlantic basin. The company has nine drilling units in the fleet, including five semi-submersibles, a drillship, and three jack-up rigs. Seadrill Limited currently owns 70% of the outstanding shares and the company is listed on the NYSE and Norwegian OTC with a market capitalization of approximately US$2.4 billion.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 2

North Atlantic Drilling Ltd. (NADL) – Second quarter and half year 2014 results

Highlights from the second quarter
•	North Atlantic Drilling generates second quarter 2014 EBITDA*) of US$154.0 million
•	North Atlantic Drilling reports second quarter 2014 net income of US$59.7 million and earnings per share of US$0.24.
•	North Atlantic Drilling resolves to maintain the regular quarterly cash dividend at
US$0.24 per share
•	West Linus commences drilling contract with ConocoPhilips on May 25, 2014
•	North Atlantic Drilling and Seadrill announce Investment and Cooperation Agreement with Rosneft to partner in the Russian markets

Subsequent events
•	North Atlantic Drilling announces the execution of six offshore drilling contracts with Rosneft as part of the Investment and Cooperation Agreement, with a total revenue potential of US$4.25 billion
•	North Atlantic Drilling enters into agreement to acquire a significant portion of Rosneft's land drilling fleet in Russia. Rosneft will receive a 30% ownership stake in North Atlantic Drilling

*) EBITDA is defined as earnings before interest, depreciation and amortization equal to operating profit plus depreciation and amortization.

Condensed consolidated income statements

Second quarter and half year 2014 results
Consolidated revenues for the second quarter 2014 were US$342.6 million compared to US$273.7 million for the first quarter 2014.

Operating profit for the second quarter was US$104.8 million, an increase of US$33.6 million compared to the first quarter operating profit of US$71.2 million.

Net financial items for the second quarter of 2014 amounted to a loss of US$42.4 million. The loss included US$27.4 million in interest expenses and US$19.3 million loss related to financial derivatives, compared to  the first quarter 2014 that incurred a loss of US$48.5 million including interest expenses of US$23.4 million and US$22.5 million in a settlement premium for the prepayment of the US$500 million bond.

Income taxes for the second quarter were US$2.7 million.

Net income for the second quarter was US$59.7 million, and basic earnings per share were US$0.24.

The Company reports operating revenues of US$616.3 million, operating income of US$176.0 million and a net income of US$79.9 million for the six months ended June 30, 2014. This compares to operating revenues of US$692.6 million, operating income of US$178.5 million and a net income of US$118.6 million for the six months ended June 30, 2013.

Balance sheet as per June 30, 2014
As per June 30, 2014, total assets were US$4,195 million, up from US$3,699 million as per December 31, 2013.

Total non-current assets increased from US$3,316 million to US$3,745 million over the six-month period. The increase was mainly due to the delivery of West Linus from the shipyard and five-year classification and upgrade work on the West Alpha.

Total current liabilities increased from US$431 million to US$490 million over the course of the six months period ending June 30, 2014. The increase is largely due to drawdown on the US$475 million facility and an increase in related party liabilities and accrued expenses.  For further information please see Note 13 and Note 18 to our consolidated financial statements.

Long-term interest bearing debt, including related party debt, increased from US$2,281 million  to US$2,607 million. As per June 30, 2014, net interest bearing debt was US$2,744 million compared to US$2,364 million as per December 31, 2013. During this period, the Company issued US$600 million in unsecured notes. The net proceeds of this offering were used to prepay the US$500 million bond held by Seadrill. Further, the full amount was drawn down on the US$475 million credit facility in connection with the West Linus delivery.  SFL Linus Ltd repaid in the first quarter US$70 million on the US$195 million parent loan. Furthermore, during the first six months the Company repaid US$124 million on the US$2 billion credit facility and drew down net US$7 million on the revolving credit facility with Seadrill.  As per June 30, 2014, the Company had undrawn amounts of US$193 million available on its credit facilities.

Total equity increased from US$858 million as per December 31, 2013 to US$935 million as per June 30, 2014. The increase is primarily related to the completion of the initial public offering in the U.S. which contributed with net proceeds of US$114 million and contributions from net income during the six months of US$79.9 million, partly offset by dividend payments of US$113 million.

Cash flow
As per June 30, 2014, cash and cash equivalents amounted to US$81 million.

For the six-month period ending June 30, 2014, net cash from operating activities was US$45 million, whereas net cash used in investing activities amounted to US$429 million, primarily related to capital expenditures on the newbuilds and the existing drilling units. Net cash contributed from financing activities was US$378 million, primarily as a result of net positive contribution from refinancing activities of US$377 million, net contribution from the initial public offering of US$114 million, offset by dividend payments of US$113 million.

Outstanding shares
As per June 30, 2014, the total number of common shares issued by North Atlantic Drilling Ltd. was 243,516,514. The Company held 2,373,863 treasury shares reducing the adjusted number of shares outstanding to 241,142,651 .

Operations
During the second quarter North Atlantic had seven offshore drilling rigs in operation offshore Norway and one rig operating in the UK sector of the North Sea. Economic utilization for the second quarter was 98 percent, up from 90 percent in the first quarter and in-line with the guidance provided in the first quarter 2014 report.

After completing the mobilization to Norway and mandatory tests and inspections the West Linus  received the Acknowledgment of Compliance from the Norwegian PSA on May 23, 2014, and commenced on its contract with ConocoPhilips two days later on May 25, 2014. From the startup in May to date, the West Linus has had no safety incidents and delivered an economical utilization of more than 97 percent. The Board wishes to congratulate the West Linus crews both offshore and onshore for this outstanding achievement.

At the end of June, the West Alpha began its mobilization to the Kara Sea to drill the first well for ExxonMobil and Rosneft in the Kara Sea. The rig move was completed according to plan, and on August 9, the University-1 well was successfully spudded. The Board is excited about the Company entering into a frontier area like the Kara Sea and is confident that the cooperation with ExxonMobil and Rosneft has placed North Atlantic Drilling at the forefront of the competition for future work in harsh environment arctic areas.

Statoil has decided to relocate the West Hercules to Canada. The rig started to mobilize to Canada on August 26, 2014.  While in Canada, the rig will be managed and operated by Seadrill.

Contracts and revenue backlog
On July 30, 2014, the Company announced that six binding offshore contracts have been executed with Rosneft. The executed contracts include five year contracts for the West Navigator, the West Rigel, the West Alpha, two newbuild premium harsh environment jack-up rigs, and a 2.5 year contract for a Gusto class jack-up rig in which North Atlantic Drilling does not have any ownership interest. These contracts commence from 2015 through 2017. Excluding the Gusto class jack-up rig, the total revenue potential for the five contracts exclusive of mobilization is approximately US$4.1bn. The contracts can be canceled by either party before November 10, 2014.

These binding contracts are consistent with the provisions of the Investment and Cooperation Agreement between North Atlantic Drilling, Seadrill and Rosneft as announced on May 24, 2014.

Measured from June 30, 2014, the Company's revenue backlog was US$6.3bn including the Rosneft contracts, with an average remaining contract length of 51 months excluding clients' options for extensions, up from US$2.4bn and 26 months at the end of the previous quarter, respectively.

Table 1.0 Contract status offshore drilling units

Unit	Current client	Area of location	Contract start	Contract expiry

Semi-submersible rigs
West Alpha	ExxonMobil/Karmorneftegaz	Norway/Russia(*)	Jun 2014	Jul 2016/2017
	Rosneft	Russia	Aug 2016/2017	Jul 2021/2022
West Phoenix	Total	UK	Jan 2012	Oct 2015
West Venture	Statoil	Norway	Aug 2010	Jul 2015
West Hercules(**)	Statoil	Faroe Islands	Jan 2013	Jan 2017
West Rigel(***)	Rosneft	Singapore/Russia	Dec 2015	Nov 2020

Drillships
West Navigator	Shell	Norway	Jan 2009	Sep 2014
	Centrica	Norway	Oct 2014	Dec 2014
	Rosneft	Russia	Jan 2015	Jan 2020

HE Jack –ups
West Elara	Statoil	Norway	Mar 2012	Mar 2017
West Epsilon	Statoil	Norway	Dec 2010	Dec 2016
West Linus	ConocoPhillips	Norway	May 2014	May 2019
HE-JU TBNI(***)	Rosneft	Russia	Apr 2017	Mar 2022
HE-JU TBNII(***)	Rosneft	Russia	Jul 2017	Jun 2022

*	Operations in Norway will be for ExxonMobil and operations in Russia will be for Karmorneftegaz
**	West Hercules is controlled by Seadrill and operated and managed by North Atlantic Drilling under the drilling contract with Statoil in Norway
***	Newbuild under construction or in mobilization to its first drilling assignment

Newbuilding program
The construction of the harsh environment semi-submersible drilling rig West Rigel is ongoing at Jurong Shipyard in Singapore. The rig is expected to be ready for startup on its five-year contract with Rosneft in the fourth quarter of 2014. The remaining yard installment is US$454 million.

Market outlook
We see significant incremental demand for harsh environment capable rigs coming from the arctic areas. In Russia, approximately 100 wells must be drilled over the next decade in order for the oil companies to retain their licenses. Rosneft has demonstrated its commitment to the region through the recent offshore contract announcement with the Company. A new market in frontier areas like the Russian arctic will develop over time, but could develop into one of the most unique and interesting opportunities globally for the offshore drilling industry. The Board is excited about North Atlantic Drilling being the first mover into this promising new market.

The markets in Norway and in the UK continue to be influenced by the major oil companies curbing their capital expenditures in order to improve their free cash flows. As a result, there could be up to 7 floaters available in Norway and up to 10 floaters available in the UK in 2015, and 9 floaters in Norway and 10 floaters in the UK in 2016. 15 out of these rigs are more than 30 years old, and we expect that several rig owners will face difficult decisions around upgrading and maintaining their oldest units. As such, the recent trend of older rigs moving out of the Norwegian and UK markets, either for lay up, scrapping or for work in other markets will most likely continue for the next one to two years.

The decrease in drilling capacity, which may take place through older rigs leaving the harsh environment market over the next one to two years, should make the uplift for the remaining fleet of newer and more modern units even stronger when it eventually occurs. Based on the last years' significant discoveries of several large oil and gas fields in both Norway and in the UK, coupled with energy prices which continue to remain at high levels and thus the high probability of these resources being developed, the Board continues to have a positive outlook on the long-term prospects for harsh environment drilling.

After the new contracts with Rosneft, our remaining exposure in 2015 is West Venture available from August 2015 and West Phoenix available from October 2015. Our total exposure short-term of approximately 0.6 rig years in 2015 is as such limited. Although the contracting activity in Norway and in the UK remains slow at the moment, partly due to the oil companies having started their budget processes for 2015, the Company expects some new tenders during the next months. For the West Venture, the Company is working on several alternatives of new employment, including short-term contracts. While for the West Phoenix, the Company is positive that its solid operations and the strong relationship with Total in the UK could be supportive in securing an extension of its current contract.

Corporate strategy and dividend
The Investment and Cooperation Agreement with Rosneft announced on May 25, 2014, and the subsequent execution of the drilling contracts for five of the Company's drilling rigs announced on July 30, 2014, place the Company in a unique position compared to our competitors.

Further, on August 22, 2014 the Company announced that it has agreed to acquire approximately 150 land drilling from Rosneft's land drilling fleet in Russia. These rigs will each have a five-year contract with Rosneft. As consideration, Rosneft will receive an approximate 30% stake in North Atlantic Drilling through primary shares at the price agreed upon in May of US$9.25 per share. As the value of these shares is higher than the purchase price for the land drilling business, Rosneft will pay a balance to North Atlantic Drilling in cash. The Company intends to use these cash proceeds to secure drilling capacity to meet the backlog of offshore contracts. The transaction is expected to close during the fourth quarter of this year. According to the agreement, any break rights expire on November 10, 2014. Upon closing Rosneft will be entitled to appoint two of seven Board seats on the Company's Board of Directors.

The progress of the negotiations with Rosneft has been according to plan, mainly due to all parties' ability to employ a pragmatic approach in negotiating the remaining scope of the agreement. The Board remains confident about Rosneft being the best partner for the Company in its progress to penetrate the growing arctic market. Following the signing of the offshore agreements, new governmental regulations were announced that apply to offshore drilling activity in Russia. We are currently evaluating the situation and monitoring all developments.

The Board is pleased with the Company adding US$4.1bn in revenue backlog through the offshore drilling contracts with Rosneft. This adds significant earnings visibility for several years ahead, and provides a foothold in a market which diversifies our risk exposure away from the Norwegian and UK markets.

The Board has decided to maintain the regular quarterly cash dividend at US$0.24 per share. Our strategy remains firm on generating premium returns to our shareholders through our cash dividends, and increases in the dividend level can be expected as the Company continues to grow and increases its cash flow. The ex. dividend date will be September 4, 2014, record date will be September 8, 2014 and payment date will be on or about September 18, 2014.

Near term prospects
Based on the improved visibility for the Company's business through the long-term offshore drilling contracts with Rosneft, the Board is pleased about North Atlantic Drilling's position in the market for harsh environment drilling. The remaining exposure in terms of available rig capacity is limited to approximately 9 percent for our fleet in 2015, and based on this, the Board will continue to employ an opportunistic approach in order to create further value for all shareholders of the Company.

Our relationship with Rosneft continues to develop, as demonstrated by the recent offshore drilling contracts announcement, the announcement of the land rig business acquisition and by Rosneft becoming a significant shareholder in the Company. The Board is equally excited about West Alpha's operations in the Kara Sea running smoothly.

For the third quarter, the operational trend from the second quarter has continued. The Board is pleased with the third quarter's technical utilization so far being in line with the second quarter. Taking into consideration a full operational quarter for West Linus, the Board expects EBITDA for the third quarter to exceed the second quarter.

Forward Looking Statements
This report includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates.  These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company's fleet, the cost and timing of shipyard and other capital projects,  the performance of the drilling rigs in the Company's fleet, delay in payment or disputes with customers,  fluctuations in the international price of oil, international financial market conditions including the international financial crisis, changes in governmental regulations that affect the Company or the operations of the Company's fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally.  Consequently, no forward-looking statement can be guaranteed.  When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the SEC, including its Registration Statement on Form 20-F.
The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

August 27, 2014
The Board of Directors
North Atlantic Drilling Ltd.
Hamilton, Bermuda

Questions should be directed to North Atlantic Management AS represented by:

Ragnvald Kavli: Chief Financial Officer
Tore Byberg: VP Commercial Finance

North Atlantic Drilling Ltd

North Atlantic Drilling Ltd

Unaudited Consolidated Statements of Operations
(In millions of US$)

	Three months period ended June 30,		Six months period ended June 30,
	2014	2013	2014	2013
Operating revenues
Contract revenues	268.4	280.3	494.5	552.1
Reimbursable revenues	58.1	94.5	89.8	140.5
Related party revenues	16.1	—	32.0	—
Total operating revenues	342.6	374.8	616.3	692.6

Operating expenses
Vessel and rig operating expenses	114.5	136.2	221.7	261.4
Reimbursable expenses	55.4	90.1	84.5	132.2
Depreciation and amortization	49.2	45.3	97.2	88.8
General and administrative expenses	18.7	16.3	36.9	31.7
Total operating expenses	237.8	287.9	440.3	514.1

Net operating income	104.8	86.9	176.0	178.5

Financial items
Interest expense	(27.4)	(20.9)	(50.7)	(40.1)
Income / (loss) from derivative financial instruments	(19.3)	8.8	(14.0)	3.1
Foreign exchange income/ (loss)	5.0	1.2	(1.5)	(2.4)
Other financial items	(0.7)	(4.1)	(24.7)	(5.1)
Total financial items	(42.4)	(15.0)	(90.9)	(44.5)

Income before income taxes	62.4	71.9	85.1	134.0
Income taxes	(2.7)	(8.0)	(5.2)	(15.4)
Net income	59.7	63.9	79.9	118.6

Net income attributable to shareholders	57.0	63.9	76.9	118.6
Net income to non-controlling interest	2.7	—	3.0	—

Basic earnings per share (US$)	0.236	0.281	0.322	0.521
Diluted earnings per share (US$)	0.236	0.281	0.322	0.521
Declared dividend per share (US$)	0.240	0.225	0.480	0.450

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Unaudited Consolidated Statements of Comprehensive Income
(In millions of US$)

	Three months period ended June 30,		Six months period ended June 30,
	2014	2013	2014	2013

Net income	59.7	63.9	79.9	118.6

Other comprehensive income, net of tax:
Change in actuarial gain/(loss) relating to pension	(2.7)	3.9	(2.7)	5.3
Change in unrealized loss on interest rate swaps in VIE	(0.8)	—	(0.9)	—
Other comprehensive income/(loss), net of tax	(3.5)	3.9	(3.6)	5.3

Total comprehensive income for the period	56.2	67.8	76.3	123.9

Comprehensive income attributable to non-controlling interests	1.9	—	2.1	—
Comprehensive income attributable to the shareholders	54.3	67.8	74.2	123.9

Note: All items of other comprehensive income / (loss) are stated net of tax.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Unaudited Consolidated Balance Sheets
(In millions of US$)

ASSETS	June 30, 2014	December 31, 2013
Current assets
Cash and cash equivalents	81.2	84.1
Restricted cash	14.0	25.3
Accounts receivables, net	271.9	221.7
Related party receivables	42.1	5.8
Deferred tax assets	4.8	2.9
Other current assets	35.2	43.6
Total current assets	449.2	383.4

Non-current assets
Goodwill	480.6	480.6
Deferred tax assets	17.9	16.4
Newbuildings	158.6	312.9
Drilling units	2,959.7	2,377.8
Other non-current assets	128.6	128.2
Total non-current assets	3,745.4	3,315.9
Total assets	4,194.6	3,699.3

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	218.1	166.7
Related party liabilities	18.3	13.0
Trade accounts payable	13.7	10.4
Tax payable	0.6	17.9
Other current liabilities	239.1	223.4
Total current liabilities	489.8	431.4

Non-current liabilities
Long-term interest bearing debt	2,342.6	1,581.2
Related party liabilities	264.7	700.0
Deferred taxes	58.6	35.7
Pension liabilities	52.7	57.6
Other non-current liabilities	51.1	35.9
Total non-current liabilities	2,769.7	2,410.4

Equity
Common shares of par value US$5 per share:
241,142,651 shares outstanding at June 30, 2014 and 227,629,137 at December 31, 2013	1,205.7	1,138.1
Additional paid-in capital	48.2	1.3
Contributed surplus	834.3	834.3
Contributed deficit	(1,188.4)	(1,188.4)
Accumulated other comprehensive loss	(42.1)	(39.4)
Non-controlling interest	(0.2)	(2.3)
Accumulated earnings	77.6	113.9
Total equity	935.1	857.5
Total liabilities and equity	4,194.6	3,699.3

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Unaudited Consolidated Statement of Cash Flows
(In millions of US$)

	Six months period ended June 30,
	2014	2013
Cash flow from operating activities
Net income	79.9	118.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	97.2	88.8
Amortization of deferred loan charges	4.0	2.6
Amortization of mobilization revenue	(6.1)	(5.8)
Amortization of deferred revenue	(4.1)	(5.9)
Amortization of tax assets	4.4	4.6
Share based compensation expense	0.5	—
Unrealized (gain) / loss related to financial derivatives	2.4	(18.0)
Unrealized foreign exchange gain on long-term interest bearing debt	1.0	—
Payments for long-term maintenance	(91.7)	(48.0)
Deferred income tax expense	19.5	22.3
Change in operating assets and liabilities:
Trade accounts receivables	(43.2)	(42.8)
Trade accounts payables	3.3	12.0
Change in short-term related party receivables and liabilities	(42.8)	81.7
Tax payable	(17.3)	(20.8)
Other receivables and other assets	7.7	(4.2)
Other liabilities	6.0	(8.7)
Proceeds from mobilization fees	24.0	52.5
Net cash provided by operations	44.7	228.9

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd
Unaudited Consolidated Statement of Cash Flows
(In millions of US$)

	Six months period ended June 30,
	2014	2013
Cash flow from investing activities
Additions to newbuildings	(434.9)	(14.7)
Additions to rigs and equipment	(4.9)	(20.7)
Additions to other fixed assets	—	(0.9)
Changes in restricted cash	11.3	0.5
Net cash used in investing activities	(428.5)	(35.8)

Cash flow from financing activities
Installment paid on long-term interest bearing term debt	(323.5)	(83.3)
Proceeds from long-term interest bearing term debt	1,145.0	—
Repayment of shareholder loan	(505.0)	(365.0)
Proceeds from shareholder loan	142.0	270.0
Proceeds from related party loan	40.0	193.5
Repayment of related party loans	(110.0)	(21.6)
Debt fees paid	(11.4)	—
Proceeds from issuance of equity, net of issuance cost	114.0	—
Dividend paid	(113.2)	(102.3)
Net cash provided by (used in) financing activities	377.9	(108.7)

Effect of exchange rate changes on cash and cash equivalents	3.0	(2.5)

Net (decrease) increase in cash and cash equivalents	(2.9)	81.9
Cash and cash equivalents at the beginning of the period	84.1	98.4
Cash and cash equivalents at the end of the period	81.2	180.3

Supplementary disclosure of cash flow information
Interest paid	(39.5)	(41.5)
Taxes paid	(4.3)	(3.8)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Unaudited Consolidated Statement of Changes in Equity
(In millions of US$)

	Share capital	Additional paid-in capital	Contributed surplus	Accumulated earnings	Accumulated OCI	NCI	Contributed deficit	Total equity
Balance at December 31, 2012	1,138.1	0.8	834.3	83.8	(32.8)	—	(1,186.1)	838.1
Changes in actuarial gain/losses related to pension	—	—	—	—	5.3	—	—	5.3
Common control transaction	—	—	—	—	—	—	(2.3)	(2.3)
Dividend paid	—	—	—	(102.3)	—	—	—	(102.3)
Net income	—	—	—	118.6	—	—	—	118.6
Balance at June 30, 2013	1,138.1	0.8	834.3	100.1	(27.5)	—	(1,188.4)	857.4

Balance at December 31, 2013	1,138.1	1.3	834.3	113.9	(39.4)	(2.3)	(1,188.4)	857.5
Issuance of common shares in private placement	67.6	46.4	—	—	—	—	—	114.0
Unrealized loss on financial derivatives	—	—	—	—	—	(0.9)	—	(0.9)
Share based compensation	—	0.5	—	—	—	—	—	0.5
Changes in actuarial gain/losses related to pension	—	—	—	—	(2.7)	—	—	(2.7)
Dividend paid	—	—	—	(113.2)	—	—	—	(113.2)
Net income	—	—	—	76.9	—	3.0	—	79.9
Balance at June 30, 2014	1,205.7	48.2	834.3	77.6	(42.1)	(0.2)	(1,188.4)	935.1

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Notes to Unaudited Consolidated Financial Statements

Note 1 – General information

North Atlantic Drilling Ltd ("North Atlantic") is an offshore drilling contractor in the North Atlantic Area providing harsh environment drilling services to the oil and gas industry.  North Atlantic was formed as a wholly owned subsidiary of Seadrill Limited ("Seadrill" or the "Parent") on February 11, 2011, under the laws of Bermuda to acquire certain continuing businesses of Seadrill in the North Atlantic region.

As of June 30, 2014, North Atlantic owned eight offshore drilling units, including one drilling unit under construction. Our fleet consists of one drillship, three jack-up drilling rigs and four semi-submersible drilling rigs (of which one was under construction). In addition we operate one harsh environment semi-submersible rig on behalf of Seadrill on a management agreement.

As used herein, and unless otherwise required by the context, the terms the "Company", "we", "Group", "our", "us" and words of similar import refer to North Atlantic and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (US GAAP). The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our annual financial statements as at December 31, 2013. The year-end balance sheet data that was derived from our audited 2013 financial statements does not include all disclosures required by accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement have been included. The amounts are presented in million United States dollar (US dollar), unless stated otherwise.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2013 unless otherwise included in these unaudited interim financial statements as separate disclosures.

Note 2 - Recent Accounting Pronouncements

Recently Adopted Accounting Standards

Balance sheet-Effective January 1, 2014, the Company has adopted the accounting standards update that expands on the recognition, measurement and disclosure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles (GAAP). The update requires measurement of the obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the amount the entity agreed to pay on the basis of its arrangement and any additional amount the Company expects to pay on behalf of its co-obligors. The update also requires an entity to disclose the nature, amount and other information of the obligation. The adoption did not have a material effect on our consolidated financial statement.

Not yet adopted Accounting Standards

In May, 2014, the Financial Accounting Standards Board issued an accounting standards update on revenue recognition under US GAAP which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements.  The accounting standard update will be effective for the first interim period beginning after December 15, 2016 and early adoption is not permitted.  The Company is in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.
Note 3 – Segment information

We provide harsh environment offshore drilling services to the oil and gas industry. The Company's performance is reviewed by the chief operating decision maker as one reportable segment, mobile units.

Revenues from the following customers accounted for more than 10% of the Company's consolidated revenues:

Contract revenue, including reimbursable, split by customer:
	Three months period ended June 30,		Six months period ended June 30,
	2014	2013	2014	2013
Statoil	36%	67%	40%	62%
Shell	17%	16%	15%	18%
ExxonMobil	26%	8%	23%	11%
Total	12%	9%	12%	9%
Others	9%	—	10%	—
Total	100%	100%	100%	100%

Geographic segment data

Revenues are attributed to geographical segments based on the country of operations for drilling activities; that is, the country where the revenues are generated.  The following presents the Company's revenue by geographic area:

(In millions of US$)	Three months period ended June 30,		Six months period ended June 30,
	2014	2013	2014	2013
Norway	303.1	338.7	543.5	601.7
United Kingdom	39.5	36.1	72.8	90.9
Total	342.6	374.8	616.3	692.6

As of June 30, 2014, one of the Company's drilling units, with a net book value of US$681.0 million, was located in United Kingdom and all other units were located in Norway. As of December 31, 2013, one of the Company's drilling units, with a net book value of US$698.0million, was located in United Kingdom and all other units were located in Norway. Asset location at the end of the period is not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during the period.

Note 4 – Taxation

Income taxes consist of the following:

(In millions of US$)	Three months period ended June 30,		Six months period ended June 30,
	2014	2013	2014	2013
Current tax expense:
Foreign	(13.5)	(17.2)	(18.9)	(11.5)
Deferred tax expense:
Foreign	13.9	22.9	19.5	22.3
Amortization of tax effect on internal sale of assets	2.3	2.3	4.6	4.6
Total provision	2.7	8.0	5.2	15.4
Effective tax rate	4.3%	11.1%	6.1%	11.5%

The Company may be taxable in more than one jurisdiction based on its drilling rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have an overall loss at the consolidated level.

The income taxes for the six months ended June 30, 2014 and 2013 differed from the amount computed by applying the statutory income tax rate of 0% due to operations in foreign jurisdictions with different applicable tax rates as compared to Bermuda.

(In millions of US$)	Three months period ended June 30,		Six months period ended June 30,
	2014	2013	2014	2013
Amortization of tax effect on internal sale of assets	2.3	2.3	4.6	4.6
Effect of taxable income in various countries	0.4	5.7	0.6	10.8
Total	2.7	8.0	5.2	15.4

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets (liabilities) consist of the following:

Deferred Tax Assets:

(In millions of US$)	June 30, 2014	December 31, 2013
Pension	15.6	15.4
Contracts and Long term maintenance	2.3	1.0
Loss carry forward	4.8	2.9
Gross deferred tax asset	22.7	19.3

Deferred Tax Liability:

(In millions of US$)	June 30, 2014	December 31, 2013
Long term maintenance	51.7	32.9
Tax depreciation	0.6	0.4
Pensions	6.3	2.4
Gross deferred tax liability	58.6	35.7

Net deferred tax asset/(liability)	(35.9)	(16.4)

Net deferred taxes are classified as follows:

(In millions of US$)	June 30, 2014	December 31, 2013

Short-term deferred tax asset	4.8	2.9
Long-term deferred tax asset	17.9	16.4
Long-term deferred tax liability	(58.6)	(35.7)
Net deferred tax assets/(liability)	(35.9)	(16.4)

As of June 30, 2014, deferred tax assets related to net operating loss  ("NOL") carryforwards was US$4.8 million, which can be used to offset future taxable income. NOL carryforwards were generated in the United Kingdom and will not expire.

Note 5 – Earnings per share

Basic earnings per share ("EPS") are based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In millions of US$)	Three months period ended June 30,		Six months period ended June 30,
	2014	2013	2014	2013
Net income available to stockholders	57.0	63.9	76.9	118.6
Effect of dilution	0.2	—	0.4	—
Diluted net income available to stockholders	57.2	63.9	77.3	118.6

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In millions of US$)	Three months period ended June 30,		Six months period ended June 30,
	2014	2013	2014	2013
Basic earnings per share:
Weighted average number of common shares outstanding	241.1	227.6	239.1	227.6

Diluted earnings per share:
Weighted average number of common shares outstanding	241.1	227.6	239.1	227.6
Effect of dilution	0.3	—	0.3	—
Diluted numbers of shares	241.4	227.6	239.4	227.6

Basic earnings per share (US$)	0.236	0.281	0.322	0.521
Diluted earnings per share (US$)	0.236	0.281	0.322	0.521

The expenses related to the restricted stock units have been added back to net income. The effect for this quarter is anti-dilutive, and exceed the effect of increased denominator when calculating the diluted earnings per share for this quarter. As a consequence of this, the diluted earnings per share for this quarter equal the basic earning per share.

Note 6 – Accounts receivable

Accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful accounts receivables at June 30, 2014 was US$8.2 million (December 31, 2013: US$22.0 million).

The Company did not recognize any bad debt expense in 2014 and 2013, but has instead reduced contract revenue for the disputed amounts.

Note 7 – Other current assets

(In millions of US$)	June 30, 2014	December 31, 2013

Reimbursable amounts due from customers	7.7	10.0
Deferred tax effect of internal transfer of assets – current portion	9.1	9.1
Loan fees – short-term portion	8.1	5.9
Prepaid expenses	3.7	4.8
Derivative financial instruments [1]	3.4	6.2
VAT receivables	2.4	6.7
Other	0.8	0.9
Total other current assets	35.2	43.6

(1)  Derivative financial instruments consist of unrealized gain on interest rate swaps. Additional disclosure has been provided in Derivative financial instruments consist of unrealized gain on interest rate swaps. Additional disclosure has been provided in Note 19.9.

Note 8 – Newbuildings

(In millions of US$)	June 30, 2014	December 31, 2013

Opening balance at the beginning of the period	312.9	248.7
Additions	434.8	64.2
Re-classified as drilling units	(589.1)	—
Closing balance at the end of the period	158.6	312.9

Additions relate to West Linus and West Rigel. The additions relate to final yard installment paid for West Linus, operation and preparation cost and capitalized interest expenses for both units in the six months period ending June 30, 2014.

The reclassification to drilling units is related to the West Linus which commenced operations in May 2014.

Note 9 – Drilling units

(In millions of US$)	June 30, 2014	December 31, 2013

Cost	4,001.1	3,322.2
Accumulated depreciation	(1,041.4)	(944.4)
Net book value	2,959.7	2,377.8

Additions in 2014 primarily relate to reclassification of West Linus from Newbuildings and expenditures for major additions and improvements to existing drilling rigs that extend the life of a drilling rig or increase functionality together with deferred long-term maintenance expenses on existing drilling units.

Depreciation expense was US$97.2 million and US$88.8 million for the six months period June 30, 2014, and 2013, respectively.

Note 10 – Goodwill

In the three and six month period ended June 30, 2014 there was no change in the total carrying value of goodwill. Net book value of goodwill was US$480.6 million as of June 30, 2014 and December 31, 2013.

Note 11 – Other non-current assets

(In millions of US$)	June 30, 2014	December 31, 2013

Long-term deferred tax effect of internal transfer of assets	106.6	111.1
Loan fees	19.8	14.4
Other	2.2	2.7
Total other non-current assets	128.6	128.2

Note 12 – Debt

As of June 30, 2014 and December 31, 2013, the Company had the following debt facilities:

(In millions of US$)	June 30, 2014	December 31, 2013

Credit facilities:
US$2,000 facility	1,380.0	1,503.4
US$475 Facility	475.0	—
Total Bank Loans	1,855.0	1,503.4

Bonds:
Bond MNOK1500	245.5	244.5
Bond US$600 million*	600.0	—
Bond, subscribed in full by related party	—	500.0
Total bonds	845.5	744.5

Loan:
Shareholder loan from related party	12.0	5.0
Loan provided by related party	125.0	195.0
Total debt	2,837.5	2,447.9
Less: current portion of long term debt	(218.1)	(166.7)
Less: current portion Related party share of debt	(12.0)	—
Less: Related party share of long term debt	(264.7)	(700.0)
Long-term portion of debt	2,342.7	1,581.2
* Seadrill is the owner of 23.3% of the bond, this portion is presented as related party liability in the Company's consolidated balance sheet.

The outstanding debt as of June 30, 2014 is repayable as follows:

(In millions of US$)
Twelve months ended June 30, 2015	230.1
Twelve months ended June 30, 2016	214.2
Twelve months ended June 30, 2017	1,094.2
Twelve months ended June 30, 2018	47.5
Twelve months ended June 30, 2019	1,126.5
Twelve months ended June 30, 2020 and thereafter	125.0
Total debt	2,837.5

Credit facilities

In October 2013, SFL Linus Ltd entered into a US$475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which has been pledged as security. SFL Linus Ltd drew down on the loan at the delivery date of the rig in February 2014. Subsequently US$40 million was repaid on the facility by Ship Finance International Limited ("Ship Finance") on behalf of SF Linus Ltd through a short-term parent loan as per March 31, 2014 and redrawn again as per June 30, 2014.

Bonds

On January 31, 2014, a US$600 million senior unsecured bond was issued with maturity date February 2019. The notes bear a fixed coupon of 6.25% and are due in January 2019. The net proceeds of this offering have been used to repay the $500 million Seadrill bond, including a settlement premium of $22.5 million. Seadrill is the holder of 23.3 % of the bond, which amounts to $139.7 million (change from 27.5% at March 31, 2014).

For our US$600 million bond we are subject to certain financial and restrictive covenants contained in our indentures which restrict, among other things, our ability to pay dividends, incur indebtedness, incur liens, and make certain investments. In addition, these indentures contain other customary terms, including certain events of default, upon the occurrence of which, the bonds may be declared immediately due and payable.

In addition to the above, our bond indentures generally also contain restrictions which are customary for unsecured financings in this industry for similar unrated bonds, including limitations on indebtedness, payments, transactions with affiliates and restrictions on consolidation, merger and sale of assets.

Loans:

Seadrill has provided North Atlantic an unsecured revolving shareholder loan of US$85 million. The maturity date is set to January 30, 2015. As per June 30, 2014, US$12 million of the facility was drawn and classified as short-term.

Ship Finance granted the VIE company, SF Linus Ltd, a loan of US$195 million in June 2013. The maturity date is June 30, 2029.  SFL Linus Ltd repaid US$70 million in first quarter and the outstanding balance as of June 30, 2014 is US$125 million.

Note 13 – Other current liabilities

(In millions of US$)	June 30, 2014	December 31, 2013

Derivative financial instruments (1)	57.7	59.4
Accrued interest expense	20.1	19.3
Accrued expenses	100.0	79.2
Employee withheld taxes, social security and vacation payment	38.6	46.3
Short term portion of deferred revenues	22.7	19.2
Total other current liabilities	239.1	223.4

(1) Derivative financial instruments consist of unrealized losses on interest rate swaps, cross currency swaps and foreign exchange rate forwards. Additional disclosure has been provided in Note 19.

Note 14 – Other non-current liabilities

(In millions of US$)	June 30, 2014	December 31, 2013

Deferred revenue	47.6	33.6
Derivative financial instruments (1)	3.5	2.3
Total other non-current liabilities	51.1	35.9

(1) Derivative financial instruments consist of unrealized losses on interest rate swaps. Additional disclosure has been provided in Note 19.

Note 15 – Share capital

All shares are common shares of US$5.00 par value each	June 30, 2014		December 31, 2013
	Shares	US$ millions	Shares	US$ millions
Authorized share capital	400,000,000	2,000.0	400,000,000	2,000.0
Issued and fully paid share capital	243,516,514	1,217.6	230,003,000	1,150.0
Treasury shares held by Company	(2,373,863)	(11.9)	(2,373,863)	(11.9)
Outstanding shares in issue	241,142,651	1,205.7	227,629,137	1,138.1

On January  29, 2014 North Atlantic Drilling completed its initial public offering in the United States by issuing US$125 million in new shares and commenced trading on the New York Stock Exchange. The offering of 13,513,514 common shares at a price of US$9.25 less a underwriting discount of US$0.555 equaled a purchase price of US$8.695 per unit. Net proceeds of the offer were US$114.0 million with IPO related expenses of US$3.5 million. The share capital element was US$67.6 million and US$46.4 million was recognized as additional paid in capital.

Note 16 – Accumulated Other Comprehensive Loss

(In millions of US$)	June 30, 2014	December 31, 2013

Actuarial loss relating to pension	(42.1)	(39.4)
Total accumulated other comprehensive loss, net of tax	(42.1)	(39.4)

For actuarial loss related to pension, the accumulated applicable amount of income taxes related to companies domiciled in Norway, where the tax rate is 27%, amounted to US$15.6 million at June 30, 2014 (December 31, 2013 US$15.3 million).

Note 17 – Pension benefits

The Company has a defined benefit pension plan covering substantially all employees in Norway. A significant part of this plan is administered by a life insurance company. In addition, the Company has defined contribution plan for all new onshore employees. Under this scheme, the Company contributes to the employee's pension plan amounts ranging from five to eight percent of the employee's annual salary.

For onshore employees in Norway, continuing with the defined benefits plan, the primary benefits are retirement pension of approximately 66% of salary at retirement age of 67 years, together with a long-term disability pension. The retirement pension per employee is capped at an annual payment of 66% of the total of 12 times the Norwegian Social Security Base. Most employees in this group may choose to retire at 62 years of age on a pre-retirement pension. Offshore employees in Norway have retirement and long-term disability pension of approximately 60% of salary at retirement age of 67. Offshore employees on mobile units may choose to retire at 60 years of age on a pre-retirement pension.

The expenses for our defined benefit pension plans for the six month period ended June 30, 2014 and 2013 were as follows:

	Six months period ended June 30,
(In millions of US$)	2014	2013
Benefits earned during the period	8.6	7.7
Interest cost on prior years' benefit obligation	3.6	3.2
Gross pension cost for the period	12.2	10.9
Expected return on plan assets	(3.0)	(2.4)
Administration charges	0.5	0.5
Net pension cost for the period	9.7	9.0
Social security cost	1.4	1.3
Amortization of actuarial gains/losses	1.1	1.6
Amortization of prior service cost	(0.3)	0.0
Total net pension cost	11.9	11.9

Employer Contributions
In the six months period ended June 30, 2014 and 2013, contributions of US$16.7 million and US$14.9 million, respectively, were made to the defined benefit pension plans. Currently, the company anticipates making additional contributions during the remainder of 2014 of approximately US$ 3.7 million to its pension plans, based on current tax and benefit laws. However, this estimate is subject to change as a result of changes in tax and other benefit laws, as well as asset performance significantly above or below the assumed long-term rate of return on pension assets, or changes in interest rates.

Note 18 – Related party transactions

The Company transacts business with the following related parties, being companies in which Seadrill's principal shareholder, Hemen Holdings Ltd. (herein referred to as "Hemen"), and companies associated with Hemen, have a significant interest:

- Seadrill
- Ship Finance International Limited ("Ship Finance")
- Frontline Management (Bermuda) Limited ("Frontline")
- Archer Limited ("Archer")

The Company has entered into the following significant agreements with related parties:

Seadrill Limited transactions

Bond:

US$500 million bond.
Seadrill was the holder of all of the bonds in the US$500 million bond. The bond was entered into in April 2011 with a coupon of 7.75% per annum payable semi-annually in arrears. The bond was repaid on January 31, 2014, including a settlement premium of US$22.5 million, which was settled in cash.

US$600 million bond
Seadrill is the holder of 23.3% of the US$600 million bond, which amounts to US$139.7 million (change from 27.5% at March 31, 2014) The bond was entered into in January 2014 with a fixed coupon of 6.25% and matures in January 2019. Interest charged for the six months ended June 30, 2014 was US$4.1 million.

US$85 million Revolving Credit Facility:
Seadrill has provided North Atlantic an unsecured revolving credit facility of US$85 million. The maturity date is January 30, 2015. The interest is Libor plus 3.00% per annum.  Aggregate drawdowns and repayments on this facility during the six months period ended June 30, 2014 were US$12 million and US$5 million, respectively.  At June 30, 2014, the Company had drawn US$12 million from the facility.

Performance guarantees:
Seadrill provides performance guarantees in connection with the Company's drilling contracts, and charges the Company an annual fee of 1% of the guaranteed amount to provide these guarantees. The total amount of such guarantees was $250 million at June 30, 2014 and US$300 million at June 30, 2013. The incurred fee was US$1.3 million and US$1.5 million for the six months ended June 30, 2014 and 2013, respectively. The Company has agreed to reimburse Seadrill for all claims made against Seadrill under the performance guarantees.

Operation and Management of the West Hercules
The West Hercules, a harsh environment, semi-submersible drilling rig, is owned by a wholly-owned subsidiary of Ship Finance, a related party, and is controlled by Seadrill through a bareboat charter agreement that expires in 2023. Until October 31, 2013, we operated and managed this rig pursuant to an operational bareboat charter agreement that we entered into with Seadrill in July 2012. We have subsequently entered into a management agreement with Seadrill which replaced the bareboat charter agreement effective from November 1, 2013, pursuant to which we continue to operate and manage the West Hercules while it is employed under the drilling contract with Statoil.

Seadrill has charged North Atlantic Drilling a charter hire fee of US$32.2 million under the Bareboat Charter Agreement for the period from commencement date at January 31, 2013 until June 30, 2013.  North Atlantic Drilling has charged Seadrill US$63.8 million for its share of mobilization costs and US$47.3 million for its share of mobilization revenue in the six month period ended June 30, 2013.

Under the management agreement, North Atlantic has charged Seadrill a management fee of US$5.6 million and crew costs of US$26.4 million for six months ended June 30, 2014.

Archer Engineering Services:
North Atlantic received engineering services from subsidiaries of Archer Ltd. The charged amount was less than US$1 million and US$2.1 million for the six months period ended June 30, 2014 and 2013, respectively. Archer Ltd. is a company in which Seadrill Limited is a large shareholder.

Management services:
North Atlantic Management provides all day-to-day management functions to the Company and its subsidiaries in accordance with the terms of the General Management Agreement.

North Atlantic Management has contracted in senior management services from Seadrill Management Ltd  and Seadrill Management AS in accordance with the terms of the Services Agreement. The agreement can be terminated by either party at one month's notice. In consideration of the services provided to us, we paid Seadrill a fee that includes the operating costs attributable to us plus a margin of 5% and, effective as of January 2013, we pay Seadrill a fee that includes the operating costs attributable to us plus a margin of 8%. For the six month period ended June 30, 2014 and 2013, Seadrill had charged North Atlantic Management a total fee of US$9.0 million and US$13.8 million, respectively, for providing the services under the Services Agreement.

The Company and its subsidiaries incorporated in Bermuda receive corporate secretarial and certain other administrative services applicable to the jurisdiction of Bermuda from Frontline Management (Bermuda) Ltd. The fee was US$0.2 million and less than US$0.1 million for the six month period ended June 30, 2014 and 2013, respectively.  Frontline Management (Bermuda) Ltd. is a wholly owned subsidiary of Frontline Ltd., a company in which Hemen Holding Limited is a large shareholder.

Ship Finance transactions:

Sale and leaseback contract:
The Company entered into sale and leaseback transaction with Ship Finance for the jack-up rig, West Linus, in June 2013. The total consideration is US$600 million, The West Linus is chartered back to North Atlantic on a bareboat charter in a periode of 15 years, wherein North Atlantic has been granted four purchase options.

West Linus was delivered from the yard in February 2014. Ship Finance has an option to sell the rig back to North Atlantic at the end of the charter period.

At June 30, 2014, the unit is reported under Drilling Units in the Company's balance sheet. Additional disclosure about the VIE has been provided in Note 21.

US$125 million Loan Facility:
Ship Finance granted the VIE company, SFL Linus Ltd, an unsecured loan of US$195 million in June 2013 to be repaid at the earlier of June 30, 2029 or date of sale of the West Linus rig. The loan did not bear interest until the rig was delivered from the yard. The loan was reduced to US$125 million in the period ended March 31, 2014. At June 30, 2014 the balance is US$125 million and charged interest was US$2.1 million. The interest is 4.5% per annum. The proceeds of this loan was used to finance the acquisition of the West Linus. The loan is presented as long term debt to related parties on our balance sheet on June 30, 2014.

US$475 million Loan Facility:
On October 17, 2013, SFL Linus Ltd entered into a US$475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which has been pledged as security. SFL Linus Ltd drew down on the loan at the delivery date of the rig in February 2014. Subsequently US$40 million was repaid on the facility by Ship Finance on behalf of SF Linus Ltd through a short-term parent loan as per March 31, 2014. As per June 30, 2014 the amount of US$40 million is redrawn on the credit facility and the short-term parent loan settled with the drawn funds.

Related Party Balances:

(In millions of US$)	June 30, 2014	December 31, 2013
Receivables
Seadrill Ltd	—	0.1
Seadrill Management AS	—	1.2
Seadrill Offshore AS	40.5	4.5
Seadrill Management AS	1.5	—
Other	0.1	—
Total receivables	42.1	5.8

Payables
Seadrill Ltd*	11.6	—
Seadrill Insurance Ltd	2.1	3.8
Seadrill Management Ltd (UK)	0.6	2.9
Seadrill Deepwater Units Pte Ltd	—	6.1
Sevan Drilling ASA	1.6	—
Ship Finance International	2.3	—
Other Seadrill subsidiaries	0.1	0.2
Total payables	18.3	13.0

Non-current shareholder loan from Seadrill Ltd	—	5.0
US$600 Bond, Seadrill Ltd share 23.3%	139.7	—
Bond loan, subscribed in full by Seadrill Ltd	—	500.0
Non-current related party loan from Ship Finance	125.0	195.0
* Includes current shareholder loan of US$12 million which is drawn on the US$85 million revolving credit facility

Receivables and payables with related parties arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled monthly in arrears.

Amounts due to and from Seadrill Limited and its subsidiaries under business operations are unsecured, interest-free and intended to be settled in the ordinary course of business.

Interest and commitment fee charged relating to the shareholder loan from Seadrill for the six months ended June 30, 2014 and 2013 amounted to US$0.5 million and US$2.4 million, respectively.

Note 19 – Risk management and financial instruments

The majority of our gross earnings from drilling rigs are receivable in U.S. dollars and the majority of our other transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. However, the Company has operations and assets in countries with currency other than U.S. dollars and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates. The Company is also exposed to changes in interest rates on floating interest rate debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the Company's cash flows.

Interest rate risk management

The Company's exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps. The Company's objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure.

Interest rate swap agreements not qualified for hedge accounting

At June 30, 2014, the Company had interest rate swap agreements with an outstanding principal amount of US$1,300 million (December 31, 2013: US$1,100 million), principal amount of US$1,100 million were entered into after the Company commenced operations as a standalone entity on April 1, 2011, and principal amount of US$200 million was entered into in February 2014 with forward start in March 2016. The agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "income/loss on derivative financial instruments." The total fair value of the interest rate swaps outstanding at June 30, 2014 amounted to a liability of US$45.4 million and a asset of US$3.4 million (December 31, 2013:  liability US$45.3 million and asset US$5.4 million).

The Company did not enter into any other new swap agreements not qualified as hedge accounting, nor change any existing swap agreements, in the six months period ended June 30, 2014.

The Company's interest rate swap agreements as of June 30, 2014 were as follows:

Outstanding principal	Receive rate	Pay rate	Length of contract
(In US$ millions)
400	3 month LIBOR	2.14%	May 2011 - Jan 2016
100	3 month LIBOR	2.74%	May 2012 - May 2017
200	3 month LIBOR	2.57%	June 2012 - June 2017
100	3 month LIBOR	2.56%	June 2012 - June 2017
200	3 month LIBOR	2.17%	Aug 2012 - Aug 2017
100	3 month LIBOR	1.15%	Dec 2012 – Dec 2019
200	3 month LIBOR	2.92%	Mar 2016 - Mar 2021

Interest rate hedge accounting

The Ship Finance subsidiary consolidated by the Company as a VIE (refer to Note 21 - Variable Interest Entities) has entered into interest rate swap agreements in order to mitigate its exposure to variability in cash flows for future interest payments on the loan taken out to finance the acquisition of West Linus. These interest rate swaps qualify for hedge accounting and any changes in their fair value are included in "other comprehensive income". Below is a summary of the notional amount, fixed interest rate payable and duration of the interest rate swaps.

Variable interest entity	Outstanding principal	Receive rate	Pay rate	Length of contract
	(in US$ Millions)
SFL Linus Ltd (West Linus)	228	3 month LIBOR	1.77%	Dec 2013 - Dec 2018
SFL Linus Ltd (West Linus)	4	1 month LIBOR	2.01%	Mar 2014 - Oct 2018
SFL Linus Ltd (West Linus)	4	1 month LIBOR	2.01%	Mar 2014 - Nov 2018

In the six month period ended June 30, 2014, the above VIE Ship Finance subsidiary recorded fair value loss of US$1.2 million on interest rate swaps. This loss was recorded by the VIE in "other comprehensive income" but due to its ownership by Ship Finance this loss is allocated to "Non-controlling interest" in our statement of changes in equity.

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore North Atlantic, did not recognize any gain or loss due to hedge ineffectiveness in the consolidated financial statements during the six month periods ended June 30, 2014.

Cross currency interest rate swaps not qualified for hedge accounting

At June 30, 2014 we had outstanding cross currency interest rate swaps with a principal amount of US$253.5 million (December 31, 2013: US$253.5 million). These agreements, entered into in October 2013, do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statement of Operations under " income/(loss) on derivative financial instruments". The total fair value of cross currency interest rate swaps outstanding at June 30, 2014 amounted to a liability of US$15 million (December 31, 2013: liability US$13.1 million). The fair value of the cross currency interest rate swaps are classified as other current liabilities in the balance sheet.

Foreign currency risk management

The Company uses foreign currency forward contracts to manage its exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under other current assets if the contracts have a net positive fair value, and under other short-term liabilities if the contracts have a net negative fair value. At June 30, 2014, the Company had forward contracts to sell US$80 million between August 2014 and November 2014 at exchange rates ranging from NOK5.97 to NOK6.18 per US dollar. The total fair value of currency forward contracts at June 30, 2014 amounted to an asset of US$0.1 million and a liability of US$1 million (December 31, 2013: asset US$0.8 million and liability US$1 million).

Credit risk

The Company has financial assets, including cash and cash equivalents, restricted cash, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. As of June 30, 2014 there is no netting based on the master netting agreements. It is the Company's policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to the Company.

Fair values

The carrying value and estimated fair value of the Company's financial instruments at June 30, 2014 and December 31, 2013 are as follows:

	June 30, 2014		December 31, 2013
(In millions of US$)	Fair value	Carrying value	Fair value	Carrying value

Cash and cash equivalents	81.2	81.2	84.1	84.1
Restricted cash	14.0	14.0	25.3	25.3
Current portion of long-term debt	218.1	218.1	166.7	166.7
Long-term debt	2,341.3	2,342.6	1,581.2	1,581.2
Related party debt	264.1	264.7	728.4	700.0

Financial instruments that are measured at fair value on a recurring basis:

		June 30, 2014		December 31, 2013
(In millions of US$)	Fair value hierarchy	Fair value	Carrying value	Fair value	Carrying value
Assets
Currency forward contracts	Level 2	0.1	0.1	0.8	0.8
Interest rate swaps	Level 2	3.4	3.4	5.4	5.4

Liabilities
Currency forward contracts	Level 2	0.8	0.8	1.0	1.0
Interest rate swaps	Level 2	45.4	45.4	47.6	47.6
Cross currency swap	Level 2	15.0	15.0	13.1	13.1

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The fair values of interest rate swaps, cross currency swaps and forward exchange contracts are calculated using the income approach, discounting of future contracted cash flows on LIBOR and NIBOR interest rates.

As of June 30, 2014 and December 31, 2013 liabilities or assets related to financial and derivative instruments are presented at gross amounts and have not been presented net because we do not have the right of offset. The amounts are included in our fair value table above.

The carrying value of cash and cash equivalents, which are highly liquid, and restricted cash, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset regularly and usually in the range between every 1 to 6 months. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the US$600 million bond at June 30, 2014 is based at the price it is trading at. We have categorized this at level 1 on the fair value measurement hierarchy.

Note 20 – Commitments and contingencies

Purchase Commitments

As of June 30, 2014, we had one contractual commitment under a newbuilding contract. The contract is for one semi-submersible rig which is scheduled to be delivered in Q2 2015.

The maturity schedule for the remaining payments is as follows:

(In millions of US$)
2014	—
2015	454.4
Total	454.4

Legal Proceedings:

The Company currently has no outstanding legal proceeding it considers material.

Note 21 - Variable Interest Entity (VIE)

As of June 30, 2014, the Company leased a jack-up rig from the VIE under a finance lease. The shares in North Atlantic Linus Ltd, that owned the jack-up rig, was sold by the Company to Ship Finance Ltd on June 30, 2013, while the West Linus rig was simultaneously leased back by the Company on a bareboat charter contract for a term of 15 years. The Company has four options to repurchase the unit during the charter period, and an obligation to purchase the asset at the end of the 15 year lease period. The following table gives a summary of the sale and leaseback arrangement, as of June 30, 2014:

Unit	Effective from	Sale value (in US$ millions)	First repurchase option (in US$ millions)	Month of first repurchase option	Last repurchase option (in US$ millions)	Month of last repurchase option

West Linus	June 2013	600	370	On the 5th anniversary*	170	On the 15th anniversary*
* Anniversaries of the Drilling Contract Commencement Date

Ship Finance has a right to require North Atlantic to purchase the rig on the 15th anniversary for the price of US$100 million if North Atlantic doesn't exercise the final repurchase option.

The Company has determined that the Ship Finance subsidiary, which owns the rig, is a variable interest entity (VIE), and that North Atlantic is the primary beneficiary of the risks and rewards connected with the ownership of the rig and the charter contract. Accordingly, the VIE is consolidated in our financial statements. The Company did not record any gain or loss from the sale of the shares, as the assets and liabilities continued to be reported at its original cost in the Company's balance sheet at the time of the transaction. At June 30, 2014, the asset is reported under Drilling unit in the Company's balance sheet. Refer also to note 18 (Related party transactions) for additional details about the sales and leaseback contract.

The bareboat charter rate is set on the basis of a Base LIBOR Interest Rate for the bareboat charter contract, and thereafter adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for the contract. A summary of the bareboat charter rate per day is given below. The amounts shown are based on the Base LIBOR Interest Rate.

(In thousands of US$)

Unit	Base LIBOR interest rate	From delivery date until commencement date	2014	2015	2016	2017	2018

West Linus	1%	85	222	222	222	222	222

The assets and liabilities in the accounts of the VIE as at June 30, 2014 are as follows:

	June 30, 2014	December 31, 2013
(In millions of US$)	SFL Linus Ltd	SFL Linus Ltd

Related party receivables	10.2	—
Total current assets	10.2	—

Drilling unit	595.8	195.0
Total non-current assets	595.8	195.0

Total assets	606.0	195.0

Current position of long-term debt	51.4	—
Short-term related party liability	2.3	—
Accrued expenses	0.5	—
Total current liability	54.2	—

Interest bearing debt	423.6	—
Related party liability	125.0	195
Derivative instruments - payable	3.5	2.3
Total non-current liabilities	552.1	197.3

Accumulated Other Comprehensive Income	(3.2)	(2.3)
Retained earnings	2.9	—
Total stockholders' equity	(0.3)	(2.3)

Total liabilities and stockholders' equity	606.0	195.0

Book value of the unit in the Company's consolidated accounts	589.2	162.0

Note 22 - Subsequent Events

On August 26, 2014, the operation and management of the West Hercules was transfered to Seadrill. Statoil has decided to relocate the rig West Hercules to Canada. The rig will be managed and operated by Seadrill during the period it is in Canada.